UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2009

or

☐	TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from to

Commission file number 0-3134

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

INDIVIDUAL ACCOUNT RETIREMENT PLAN OF PARK-OHIO INDUSTRIES, INC. AND ITS SUBSIDIARIES

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

PARK-OHIO HOLDINGS CORP.
6065 Parkland Boulevard
CLEVELAND, OHIO 44124

INDEX

PAGE (S)

Report of Independent Registered Public Accounting Firm	F-1

FINANCIAL STATEMENTS

Statements of Net Assets Available for Benefits.	F-2
Statement of Changes in Net Assets Available for Benefits.	F-3
Notes to Financial Statements.	F-4—F-13

SUPPLEMENTAL SCHEDULE

Schedule H, Line 4i—Schedule of Assets (Held at End of Year).	F-15

EXHIBITS

Exhibit
Number	Description

23.1	Consent of Independent Auditors

*	Other supplemental schedules required by Section 2520.103-10 of the Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrator of the Plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Individual Account Retirement Plan of Park-Ohio Industries, Inc. and Its Subsidiaries Date: June 23, 2010
By	/s/ Jeffrey L. Rutherford
Jeffrey L. Rutherford
Vice President and Chief Financial Officer

Individual Account Retirement Plan of Park-Ohio
Industries, Inc. and its Subsidiaries
Audited Financial Statements and Supplemental Schedule
December 31, 2009 and 2008

Report of Independent Registered Public Accounting Firm
The Plan Administrative Committee
Individual Account Retirement Plan of
  Park-Ohio Industries, Inc. and its Subsidiaries
We have audited the accompanying statements of net assets available for benefits of the Individual Account Retirement Plan of Park-Ohio Industries, Inc. and its Subsidiaries as of December 31, 2009 and 2008, and the related statement of changes in net assets available for benefits for the year ended December 31, 2009. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2009 and 2008, and the changes in its net assets available for benefits for the year ended December 31, 2009, in conformity with U.S. generally accepted accounting principles.
Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2009, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

Cleveland, Ohio June 23, 2010	/s/ ERNST & YOUNG LLP

Individual Account Retirement Plan of Park-Ohio
Industries, Inc. and its Subsidiaries
Statements of Net Assets Available for Benefits

	December 31
	2009	2008

Assets
Investments, at fair value	$65,557,864	$62,380,907
Receivables:
Employer contribution	—	158,892
Employee contribution	269,740	345,790
Interest receivable	4,396	6,852

Total receivables	274,136	511,534

Net assets available for benefits	$65,832,000	$62,892,441

See accompanying notes.

Individual Account Retirement Plan of Park-Ohio
Industries, Inc. and its Subsidiaries
Statement of Changes in Net Assets Available for Benefits
Year Ended December 31, 2009

Additions
Investment income:
Dividends and interest	$837,649

Net appreciation in fair value of investments	8,944,087

Contributions:
Participants	3,499,611
Employer	303,333
Rollovers	174,500

3,977,444

Total additions	13,759,180

Deductions
Distributions to participants	10,622,847
Corrective distributions	98,023
Trustee fees and expenses	98,751

Total deductions	10,819,621

Net increase	2,939,559
Net assets available for benefits:
Beginning of year	62,892,441

End of year	$65,832,000

See accompanying notes.

Individual Account Retirement Plan of Park-Ohio
Industries, Inc. and its Subsidiaries
Notes to Financial Statements
December 31, 2009 and 2008 and
Year Ended December 31, 2009
1. Significant Accounting Policies
Basis of Accounting
The accounting records of the Individual Account Retirement Plan of Park-Ohio Industries, Inc. and its Subsidiaries (the Plan) are maintained on the accrual basis.
Investment Value and Income Recognition
All investments are under the control and management of The Charles Schwab Trust Company, Plan Trustee. Purchases of investments are recorded at cost and revalued to market value at the close of each day by the Plan Trustee. All investments of the Plan are participant directed.
Investment income and realized and unrealized gains and losses are reported as net income derived from investment activities and are allocated among the individual accounts in proportion to their respective balances immediately preceding the valuation date.
Realized gains and losses are calculated based upon historical cost of securities using the average cost method.
The investments in common stock are stated at fair value, which equals the quoted market price on the last business day of the plan year. The fair value of the participation units held by the Plan in the mutual funds and common/collective fixed income investments funds are based on quoted redemption values on the last business day of the plan year. The participant loans are valued at their outstanding balances, which approximate fair value. Purchases and sales of securities are recorded on a settlement-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.
New Accounting Pronouncements
In April 2009, the Financial Accounting Standards Board (FASB) issued FASB Staff Position 157-4, Determining Fair Value When the Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly (FSP 157-4). FSP 157-4 amended FASB Statement No. 157 (codified as ASC 820) to provide additional guidance on estimating fair value when the volume and level of activity for an asset or liability

Individual Account Retirement Plan of Park-Ohio
Industries, Inc. and its Subsidiaries
Notes to Financial Statements (continued)
1. Significant Accounting Policies (continued)
have significantly decreased in relation to its normal market activity. FSP 157-4 also provided additional guidance on circumstances that may indicate that a transaction is not orderly and on defining major categories of debt and equity securities to comply with the disclosure requirements of ASC 820. The Plan adopted the guidance in FSP 157-4 for the reporting period ended December 31, 2009. Adoption of FSP 157-4 did not have a material effect on the Plan’s net assets available for benefits or its changes in net assets available for benefits.
In June 2009, the FASB issued guidance under ASC 105, Generally Accepted Accounting Principles, which was formerly referred to as FASB Statement of Financial Accounting Standards No. 168, FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles – A Replacement of FASB Statement No. 162. This guidance establishes the FASB Accounting Standards Codification (the Codification) as the source of authoritative U.S. generally accepted accounting principles (GAAP) for nongovernmental entities. The Codification supersedes all existing non-SEC accounting and reporting standards. Rules and interpretive releases of the SEC under authority of federal security laws remain authoritative GAAP for SEC registrants. This guidance and the Codification are effective for financial statements issued for annual periods ending after September 15, 2009. As the Codification did not change existing GAAP, the adoption did not have an impact on the Plan’s financial statements.
In May 2009, the FASB issued FASB Statement No. 165, Subsequent Events, which was codified into ASC 855, Subsequent Events, to provide general standards of accounting for and disclosure of events that occur after the balance sheet date, but before financial statements are issued or are available to be issued. ASC 855 was amended in February 2010. The Plan has adopted ASC 855, as amended.
In September 2009, the FASB issued Accounting Standards Update 2009-12, Investments in Certain Entities That Calculate Net Asset Value per Share (or Its Equivalent) (ASU 2009-12). ASU 2009-12 amended ASC 820 to allow entities to use net asset value (NAV) per share (or its equivalent), as a practical expedient, to measure fair value when the investment does not have a readily determinable fair value and the net asset value is calculated in a manner consistent with investment company accounting. The Plan adopted the guidance in ASU 2009-12 for the reporting period ended December 31, 2009 and has utilized the practical expedient to measure the fair value of investments within the scope of this guidance based on the investment’s NAV.

Individual Account Retirement Plan of Park-Ohio
Industries, Inc. and its Subsidiaries
Notes to Financial Statements (continued)
1. Significant Accounting Policies (continued)
In addition, as a result of adopting ASU 2009-12, the Plan has provided additional disclosures regarding the nature and risks of investments within the scope of this guidance. Refer to Note 5 for these disclosures. Adoption of ASU 2009-12 did not have a material effect on the Plan’s net assets available for benefits or its changes in net assets available for benefits.
In January 2010, the FASB issued Accounting Standards Update 2010-06, Improving Disclosures about Fair Value Measurements, (ASU 2010-06). ASU 2010-06 amended ASC 820 to clarify certain existing fair value disclosures and require a number of additional disclosures. The guidance in ASU 2010-06 clarified that disclosures should be presented separately for each “class” of assets and liabilities measured at fair value and provided guidance on how to determine the appropriate classes of assets and liabilities to be presented. ASU 2010-06 also clarified the requirement for entities to disclose information about both the valuation techniques and inputs used in estimating Level 2 and Level 3 fair value measurements. In addition, ASU 2010-06 introduced new requirements to disclose the amounts (on a gross basis) and reasons for any significant transfers between Levels 1, 2 and 3 of the fair value hierarchy and present information regarding the purchases, sales, issuances and settlements of Level 3 assets and liabilities on a gross basis. With the exception of the requirement to present changes in Level 3 measurements on a gross basis, which is delayed until 2011, the guidance in ASU 2010-06 becomes effective for reporting periods beginning after December 15, 2009. Plan management is currently evaluating the effect that the provisions of ASU 2010-06 will have on the Plan’s financial statements.
Use of Estimates
The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Individual Account Retirement Plan of Park-Ohio
Industries, Inc. and its Subsidiaries
Notes to Financial Statements (continued)
2. Description of Plan
The Plan, adopted by Park-Ohio Industries, Inc. (Company) originally effective January 1, 1985 and last restated on April 10, 2009 is a defined contribution plan. The Plan generally provides that an employee who is in service of a division or group to which the Company has extended eligibility for membership in the Plan (other than a temporary employee or employees covered by a collective bargaining agreement that does not specify coverage under the Plan) will be eligible to participate after completion of the probationary period which generally occurs after 30 days of continuous employment. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).
Individual accounts are maintained for all participants. All amounts are credited or charged to an account in terms of full and fractional investment units at the investment unit values determined as of the transaction date. Each participant designates how his share of the contributions is to be allocated among the investment funds of the Plan. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s account.
The Plan provides for contributions to be made to the Plan pursuant to a qualified cash or deferred arrangement under Section 401(k) of the Internal Revenue Code. If a participant elects to have contributions made for the participant pursuant to such an arrangement, the participant’s compensation is reduced by the amount of such contributions elected and the employer makes plan contributions equal to the amount of the reduction.
The Company may terminate the Plan at any time by resolution of its Board of Directors, subject to the provisions of ERISA. In the event of the termination of the Plan, the beneficial interests of all participants under the Plan shall become fully vested.
Information about the Plan is contained in the Plan document, which is available from the Company’s Plan Administrative Committee.
3. Contributions
Contributions by employees to the Plan are made via payroll deductions. Employees may contribute up to 80% of their compensation on a pretax basis. Excluding catch-up contributions for eligible participants, contributions by employees may not exceed $16,500, the Internal Revenue Service maximum contribution for 2009. Employee contributions are fully vested and nonforfeitable at all times.

Individual Account Retirement Plan of Park-Ohio
Industries, Inc. and its Subsidiaries
Notes to Financial Statements (continued)
3. Contributions (continued)
The Plan provides for discretionary uniform rates of employer contributions for eligible employees, which generally include nonbargaining unit employees of the Company, so that each participant is entitled to basic contributions equal to 2% of credited compensation paid by the employer. The basic contribution is allocated among the investment options based on individual participant’s investment allocation designation. During March 2009, the Company suspended indefinitely its contributions to the Plan.
Corrective distributions to participants represent current year contributions and earnings on such deposits that must be returned to employees to ensure Plan compliance with additional limitations in the Internal Revenue Code (the Code) on contributions by highly compensated individuals.
Participants of the Plan can make changes to their account, via the telephone or the internet, through Schwab Retirement Plan Services, Inc. The current provision of the system permits a participant to change investment allocation percentages daily and change payroll deferral percentages on the first day of every month.
4. Participant Loans
A participant may borrow from employee 401(k) contributions and earnings a minimum of $1,000 and a maximum of the lesser of 50% of the participant’s eligible account or $50,000. Loan repayments are made via payroll deductions on after-tax dollars, which commence thirty to sixty days after receipt and acceptance of the loan check. Terms of the participant loan are five years for a personal loan and fifteen years for a mortgage loan, with interest payable at prime plus 1%.

Individual Account Retirement Plan of Park-Ohio
Industries, Inc. and its Subsidiaries
Notes to Financial Statements (continued)
5. Investments
Investments that represent 5% or more of fair value of the Plan’s net assets are as follows:

	December 31
	2009	2008
Victory Value Fund	$7,467,449	$6,485,036
Schwab Value Advantage Fund	14,049,549	18,216,054
Growth Fund of America	6,792,125	5,448,466
Oakmark Equity Income	7,468,268	7,638,775
Templeton World Fund	3,686,544	2,948,578
JP Morgan Core Bond Fund	6,907,784	6,678,129
Neuberger Berman Genesis Advantage Fund	3,355,882	2,727,145
During 2009, the Plan’s investments (including investments purchased and sold, as well as held during the year) appreciated in fair value as determined by quoted market prices as follows:

Net
Appreciation
in Fair Value
of Investments
Park-Ohio Holdings Corp. Common stock fund	$79,839
Mutual funds	8,042,162
Common/collective trusts	822,086

Total	$8,944,087

Individual Account Retirement Plan of Park-Ohio
Industries, Inc. and its Subsidiaries
Notes to Financial Statements (continued)
6. Fair Value Measurements
The Plan adopted FASB ASC 820 (formerly known as FASB Statement 157, Fair Value Measurements), as of January 1, 2008, which establishes a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy under ASC 820 are described below:
Level 1	Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2	Inputs to the valuation methodology include:
•	Quoted prices for similar assets or liabilities in active markets;

•	Quoted prices for identical or similar assets or liabilities in inactive markets;

•	Inputs other than quoted prices that are observable for the asset or liability;

•	Inputs that are derived principally from or corroborated by observable market data by correlation or other means.
If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3	Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

Individual Account Retirement Plan of Park-Ohio
Industries, Inc. and its Subsidiaries
Notes to Financial Statements (continued)
6. Fair Value Measurements (continued)
The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.
Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2009 and 2008.
Common stocks: Valued at the closing price reported on the active market on which the individual securities are traded.
Mutual funds and common/collective trusts: Valued at the net asset value (NAV) of shares held by the plan at year end.
Participant loans: Valued at their outstanding balance, which approximates fair value.
The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at reporting date.
The following table sets forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of December 31, 2009.

	Level 1	Level 2	Level 3	Total

Mutual funds	$59,533,220	$—	$—	$59,533,220
Common/collective trusts	—	3,723,346	—	3,723,346
Common stocks	1,221,704	—	—	1,221,704
Participant loans	—	—	1,079,594	1,079,594

Total assets at fair value	$60,754,924	$3,723,346	$1,079,594	$65,557,864

Individual Account Retirement Plan of Park-Ohio
Industries, Inc. and its Subsidiaries
Notes to Financial Statements (continued)
6. Fair Value Measurements (continued)
The table below sets forth a summary of changes in the fair value of the Plan’s level 3 assets for the year ended December 31, 2009:

Participant
Loans
Balance, beginning of year	$1,186,436
Purchases, sales, issuances and settlements (net)	(106,842)

Balance, end of year	$1,079,594

7. Benefits
A participant is entitled to receive the full value of his or her account upon (1) normal retirement at age 65; (2) attainment of at least age 55 and 10 years of service; (3) death, or total and permanent disability as determined by the plan administrator upon the basis of competent medical opinion, or (4) termination of employment after six years of credited service. Such benefits may be paid in a lump sum cash payment, an elective installment option or an elective annuity option.
In the event of termination of employment, a participant has a vested right in the participant’s share of the Company’s contributions determined as follows:

Vested
Credited Vesting Service	Percentage

Less than 2 years	0%
At least 2 years but less than 3 years	20%
At least 3 years but less than 4 years	40%
At least 4 years but less than 5 years	60%
At least 5 years but less than 6 years	80%
6 years or more	100%

Individual Account Retirement Plan of Park-Ohio
Industries, Inc. and its Subsidiaries
Notes to Financial Statements (continued)
7. Benefits (continued)
The portion of the Company’s contributions that are not vested in such terminated participants will generally be forfeited and may be used to reduce the Company’s future contributions to the Plan. The total of forfeited contributions by participants used to reduce Company contributions and expenses of the Plan was $54,055. Contributions required by the employer and expenses of the Plan were reduced by this entire amount in 2009.
A participant may withdraw in cash a portion of the participant’s contributions subject to certain limitations and restrictions. The hardship withdrawal may be used to purchase a principal residence, avoid foreclosure on a mortgage or eviction, or pay bona fide medical, education, funeral or repair of residence expenditures.
8. Related-Party Transactions
Certain plan investments are mutual funds or common collective trust funds managed by the Plan Trustee. Therefore, these transactions qualify as party in interest. Fees paid by the Plan for the investment management and trustee services amounted to $82,234 and $75,411 for the years ended December 31, 2009 and 2008, respectively.
At December 31, 2009 and 2008, the Plan held 454,165 and 352,312 units of Park-Ohio Holdings Corp. common stock fund with a fair value of $1,221,704 and $1,063,984, respectively.
9. Income Tax Status
The Plan has received a determination letter from the Internal Revenue Service dated May 11, 2009, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the Code) and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes the Plan, is qualified and the related trust is tax exempt.
10. Risks and Uncertainties
The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

Supplemental Schedule

Individual Account Retirement Plan of Park-Ohio
Industries, Inc. and its Subsidiaries
EIN #34-6520107 Plan #011
Schedule H, Line 4i — Schedule of Assets
(Held at End of Year)
December 31, 2009

Identity of Issue, Borrower,		Current
Lessor, or Similar Party	Description of Investment	Value

Common Stock
Park-Ohio Holdings Corp.*	454,165 shares of Park-Ohio Stock Fund	$1,221,704

Mutual Funds
Schwab Value Advantage Fund*	14,049,549 shares	14,049,549
Allegiant Small Cap Value CLI	60,071 shares	617,525
Calamos Growth A	58,440 shares	2,598,214
Europacific Growth	48,408 shares	1,824,043
Growth Fund of America	252,214 shares	6,792,125
Jensen	44,921 shares	1,100,127
Lord Abbett Mid Cap Value A	118,312 shares	1,554,623
Oakmark Equity Income	292,414 shares	7,468,268
JP Morgan Core Bond Fund	622,323 shares	6,907,784
Schwab S&P 500 – Investor Shares*	86,752 shares	1,504,286
Neuberger Berman Genesis Advantage Fund	147,123 shares	3,355,882
Templeton World Fund	263,890 shares	3,686,544
Victory Value Fund	721,493 shares	7,467,449
Washington Mutual R3	24,757 shares	606,801

Schwab Common/Collective Trusts
Schwab Managed Retirement 2010*	20,829 shares	307,220
Schwab Managed Retirement 2020*	75,037 shares	1,145,817
Schwab Managed Retirement 2030*	76,222 shares	1,193,643
Schwab Managed Retirement 2040*	65,374 shares	1,021,792
Schwab Managed Retirement Inc.*	4,639 shares	54,874

Other
Participant loans*	Interest rates ranging from 4.25% to 9.25% with maturities of varying dates	1,079,594

		$65,557,864

*	Indicates party in interest to the Plan.